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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2006

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.    Form 20-F [ ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NEUROCHEM INC.

November 6, 2006

                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                   Laval, Quebec, Canada H7V 4A7

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                         Tel: (450) 680-4572
Vice President, Corporate Communications                   lhebert@neurochem.com


                     NEUROCHEM RECEIVES RECOMMENDATIONs FROM
                    DATA SAFETY MONITORING BOARDS TO CONTINUE
            PHASE III CLINICAL TRIALS FOR TRAMIPROSATE (ALZHEMED(TM))

LAVAL, QUEBEC, NOVEMBER 6, 2006 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM), announces that it has received recommendations from both the North American and European Data Safety Monitoring Boards (DSMB) to continue its two Phase III clinical trials currently ongoing for tramiprosate (ALZHEMED(TM)), Neurochem's investigational product candidate for the treatment of Alzheimer's disease (AD).

The two DSMBs are made up of independent clinical experts who monitor and evaluate the safety of patients taking part in the tramiprosate (ALZHEMED(TM)) Phase III clinical trials. In North America, this fifth recommendation by the DSMB was based on the recent review of the available safety data from 1,052 patients who have been on study medication for an average of 12.9 months. The Company announced previous recommendations by the North American DSMB in February 2006, and April, June and October 2005.

In Europe, this first recommendation by the DSMB members was based on their recent review of the available safety data from 333 patients who have been on study medication for an average of 1.8 months.

Tramiprosate (ALZHEMED(TM)) is a small, orally-administered molecule known as an amyloid (BETA) antagonist, which crosses the blood-brain-barrier, binds to soluble A(beta) peptide and interferes with the amyloid cascade that is associated with amyloid deposition and the toxic effects of A(BETA) peptide in the brain.

ABOUT THE PHASE III CLINICAL TRIALS FOR TRAMIPROSATE (ALZHEMED(TM))

Neurochem is currently conducting a multi-center, randomized, double-blind, placebo-controlled and parallel-designed, 18-month Phase III clinical trial in 1,052 mild-to-moderate AD patients, which is being carried out at close to 70 clinical sites across the United States and Canada. The trial is scheduled to be completed in January 2007. To date, 542 patients have completed 18 months on study medication. All patients who complete the North American Phase III clinical trial are eligible to receive tramiprosate (ALZHEMED(TM)) in an open-label extension study.

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Neurochem is also actively advancing an 18-month Phase III clinical trial for tramiprosate (ALZHEMED(TM)) in placeEurope, which was initiated in September 2005. The ongoing European Phase III clinical trial, an international, multi-center, randomized, double-blind, placebo-controlled and parallel-designed study, is progressing on schedule and is designed to investigate the safety, efficacy and disease-modifying potential of tramiprosate (ALZHEMED(TM)). Some 930 mild-to-moderate AD patients are expected to take part and enrollment is expected to be completed in fall 2006.

ABOUT ALZHEIMER'S DISEASE

Alzheimer's disease (AD), associated with specific brain pathologies, is a progressive form, and the most common cause, of dementia. It impairs a person's cognitive and motor functions, affects their ability to undertake basic daily activities, alters their behavior and gradually destroys their brain.

Current treatments for AD provide benefit to patients through the alleviation of symptoms; however, the underlying disease is not directly affected. Research is now capitalizing on advanced knowledge about the biochemistry of A(BETA) and the pathway by which it is produced. The goal is the development of disease-modifying therapies with the capacity to slow or arrest the progression of AD.

Almost five million individuals in the United States alone currently suffer from the condition. The U.S. Alzheimer's Association estimates that by the year 2025, over 22 million people worldwide will be afflicted.

ABOUT NEUROCHEM INC.

Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA(TM)) is currently being developed for the treatment of AA amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (CEREBRIL(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 (877) 680-4500 or visit our Web Site at www.neurochem.com.


This news release contains forward-looking statements regarding tramiprosate (ALZHEMED(TM)) as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve tramiprosate (ALZHEMED(TM)) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.